BB 6/5

09040749

TATES
ANGE COMMISSION
.C. 20549

SEC
Mail Processing
Section

MAY 28 2009

Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04-01-08 (MM/DD/YY) AND ENDING 03-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 Corporate Woods Blvd
(No. and Street)

Albany (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slocum DeAngelus & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

974 Albany Shaker Rd (Address) Latham (City) NY (State) 12110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J Peter Purcell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Purshe Kaplan Sterling Investments, as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 2011

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2009 AND 2008

PURSHE KAPLAN STERLING INVESTMENTS, INC.

TABLE OF CONTENTS

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying balance sheets of Purshe Kaplan Sterling Investments, Inc. (a New York corporation) as of March 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity, cash flows and supplementary income statement schedules for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Purshe Kaplan Sterling Investments, Inc. as of March 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Slocum, DeAngelus & Associates, P.C.

Slocum DeAngelus & Associates, P.C.

May 21, 2009
Albany, New York

PURSHE KAPLAN STERLING INVESTMENTS, INC.
BALANCE SHEETS
MARCH 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash and cash equivalents	$ 503,785	$ 649,231
Receivables -		
Clearing broker	108,250	209,745
Accrued commissions	1,262,598	1,047,335
Other	51,261	11,366
Prepaid expenses	31,634	-0-
Total current assets	1,957,528	1,917,677
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $ 74,734 and $ 46,081 in 2009 and 2008, respectively	105,326	104,673
OTHER ASSETS		
Cash deposited with clearing broker	175,000	75,000
Security deposits	16,882	16,882
Total other assets	191,882	91,882
TOTAL ASSETS	$ 2,254,736	$ 2,114,232

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,605,633	$ 1,501,665
Income taxes payable	8,069	15,608
Total current liabilities	1,613,702	1,517,273
NOTE PAYABLE TO PARENT- Subordinated	150,000	150,000
TOTAL LIABILITIES	1,763,702	1,667,273
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, 200 shares no par value authorized, issued and outstanding	10,000	10,000
Additional paid in capital	119,028	119,028
Retained earnings	362,006	317,931
Total stockholder's equity	491,034	446,959
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,254,736	$ 2,114,232

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
REVENUES		
Mutual fund commissions	$ 15,026,271	$ 14,014,954
Securities commissions	2,387,928	3,800,023
Interest income and other	191,816	225,212
Total revenues	17,606,015	18,040,189
COST OF REVENUES (Supplementary schedule)	14,398,264	14,834,541
GROSS PROFIT	3,207,751	3,205,648
OPERATING EXPENSES		
Rent	195,195	214,841
Administrative payroll and benefits	1,342,825	1,105,290
General and administrative (Supplementary schedule)	1,574,332	1,773,070
Total operating expenses	3,112,352	3,093,201
NET INCOME FROM OPERATIONS	95,399	112,447
INTEREST EXPENSE	(22,813)	(22,813)
PROVISION FOR TAXES	(28,511)	(21,209)
NET INCOME	$ 44,075	$ 68,425

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND
CHANGES IN LIABILITIES SUBORDINATED TO THE GENERAL CLAIMS OF CREDITORS
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance-March 31, 2007	$ 10,000	$ 119,028	$ 249,506	$ 378,534
Net income	-0-	-0-	68,425	68,425
Balance-March 31, 2008	$ 10,000	$ 119,028	$ 317,931	$ 446,959
Net income	-0-	-0-	44,075	44,075
Balance-March 31, 2009	$ 10,000	$ 119,028	$ 362,006	$ 491,034

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance – March 31, 2008	$ 150,000
Additional Loans	-0-
Balance – March 31, 2009	$ 150,000

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 44,075	$ 68,425
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	28,653	20,837
(Increase) decrease in:		
Receivables -		
Clearing broker	101,495	213,993
Accrued commissions	(215,263)	(94,038)
Other	(39,895)	31,046
Prepaid expenses	(31,634)	-0-
Cash deposited with clearing broker	(100,000)	-0-
Increase (decrease) in:		
Accounts payable and accrued expenses	103,968	(43,042)
Sub-clearing deposits	-0-	(10,000)
Income taxes payable	(7,539)	8,274
Net cash provided by operating activities	(116,140)	195,495
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase furniture and equipment	(29,306)	(38,254)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ (145,446)	$ 157,241
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	649,231	491,990
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 503,785	$ 649,231

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2009	2008
INCOME TAXES PAID		
Provision for income taxes per statement of income	$ 28,511	$ 21,209
Adjustments related to prepaid income taxes	158	-0-
Adjustments related to income taxes payable	7,539	(8,274)
TOTAL INCOME TAXES PAID	$ 36,208	$ 12,935
INTEREST PAID		
Interest paid per statement of income	$ 22,813	$ 22,813

The accompanying notes are an integral part of the financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
SUPPLEMENTARY INCOME STATEMENT SCHEDULES
FOR THE YEARS ENDED MARCH 31, 2009 AND 2008

	2009	2008
COST OF REVENUES		
Clearing and execution	$ 875,983	$ 771,241
Sales and trading salaries	2,438,628	3,188,493
Payroll taxes and benefits	283,047	272,008
Retirement plan	84,229	97,422
Independent agent commissions	9,834,545	9,554,297
Professional liability insurance	528,326	580,034
Customer litigation	-0-	50,000
Fees and regulatory	353,506	321,046
Total cost of revenues	$ 14,398,264	$ 14,834,541
GENERAL AND ADMINISTRATIVE		
Insurance	$ 127,995	$ 115,471
Office	38,426	62,245
Postage	79,072	34,466
Communication and technology	318,533	232,567
Professional fees	25,745	34,928
Payroll and data processing	93,588	72,008
Advertising and promotion	23,022	38,783
Travel	54,311	35,053
Meals and entertainment	47,259	36,477
Equipment rental and repair	8,973	11,154
Telephone	51,903	51,224
Utilities	30,614	33,337
Computer supplies	61,959	57,143
Depreciation	28,653	20,837
Customer statements	11,791	13,113
Other	77,488	38,847
Management services	495,000	885,417
Total general and administrative	$ 1,574,332	$ 1,773,070

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Purshe Kaplan Sterling Investments, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

CHANGE IN PRESENTATION

The prior year balance sheet has been changed to conform to the current year presentation. There has been no change to previously reported net income or stockholder's equity. The prior year computation of Net Capital for regulatory purposes has been changed to conform to the requirements of regulatory authority. Such prior year recomputed amounts remain within the regulatory net capital minimums.

NATURE OF OPERATIONS

The Company is a broker/dealer of securities registered under the Securities Exchange Act of 1934 and the Commodity Exchange Act (CEAct). The Company clears all of its customers' transactions through National Financial Services, LLC, ("NFS") another registered broker/dealer, on a fully disclosed basis. The Company increased the amount deposited with NFS to $ 175,000 during 2008 pursuant to its clearing agreement.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company", a New York State limited liability company).

METHOD OF ACCOUNTING

Revenues and related broker expenses are recorded on a trade date basis.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Money market fund cash balances are included as cash and cash equivalents.

ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established. If, in the future, management determines that amounts may be uncollectible, an allowance will be established and operations will be charged when that determination is made.

DEPRECIATION

Depreciation is provided by using the straight-line and accelerated methods over varying useful lives from 3 to 7 years. Depreciation expense totaled $ 28,653 and $ 20,837 for the years ended March 31, 2009 and 2008, respectively.

USE OF ESTIMATES

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

COMPENSATED ABSENCES

Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs has been made in these statements.

INCOME TAXES

The provision for income taxes includes the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. This accounting policy reflects the application of Statements of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

The Company provides for income taxes using the applicable statutory rates. The components of income taxes for the years ended March 31, 2009 and 2008 are as follows:

	2009	2008
Current tax expense	$ 28,511	$ 21,209

The Company does business in most states within the United States and accordingly, pays a minimum tax to each of them.

(2) COMMITMENTS

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Schenectady, New York. Both premises are leased under the terms of a non-cancelable operating lease.

Location	Expiration Date	Base Annual Rent
Albany, New York	October 31, 2009	$ 373,139
Schenectady, New York	May 31, 2012	$ 3,700

Base annual rent does not include contractually billed additional incurred operating expenses. The Company has entered into sub-leasing agreements with other affiliated companies and received $ 203,135 and $ 200,472 for the years ended March 31, 2009 and 2008, respectively. Rent is shown net of sublease income on the statements of income.

The future aggregate minimum rental payments under all leases are as follows:

Year Ended March 31,	Amount
2010	221,364
2011	3,792
2012	3,811
2013	635
2014	-0-

(3) RETIREMENT PLAN

In 1998, the Company adopted a 401(K) retirement plan for the benefit of its employees. Contributions to the plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the plan amounted to $84,229 and $ 97,422 in 2009 and 2008, respectively.

(4) RELATED PARTY TRANSACTIONS

The Company pays its Parent Company fees to cover management costs. The total fees charged to the Company amounted to $ 495,000 and $ 885,417 in 2009 and 2008, respectively. The unpaid portion of these costs amounted to $ -0- in both 2009 and 2008.

The Company receives reimbursement from two affiliates also owned by its parent company to cover operating costs. Reimbursements received for these costs totaled $ 645,939 and $ 538,128 in 2009 and 2008, respectively. Costs and expenses are shown net of these reimbursements on the statements of income.

The Company purchases certain of its insurance coverage against errors and omissions risk from a related company that is licensed and regulated under the laws of the British Virgin Islands. Policy premiums to the related party of approximately $ 413,000 and $ 572,000 were paid in 2009 and 2008, respectively. Registered securities representatives who are associated with Purshe Kaplan Sterling Investments have the option of coverage under the policy and accordingly share in the cost.

(5) LITIGATION

The Company reported in previous years that it had been named as a defendant in separate customer matters in process of arbitration before the Financial Industry Regulatory Authority ("FINRA").These cases were all settled in 2008, and no liabilities exist as of March 31, 2009.

(6) LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

In September, 2005, the Company borrowed $ 150,000 from its parent company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordination agreement. Accordingly, the note principal amount is allowed as net capital in the computation described in Note (7).

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and CFTC Regulation 1.17, which requires the Company to maintain a minimum net capital of $ 250,000. Additionally, aggregate indebtedness can not exceed 1500% of net capital.

	2009	2008
Computed net capital, including subordinated note	$ 287,968	$ 336,433
Aggregate indebtedness, excluding subordinated note	560%	451%

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required to be made.

The Company was notified in March 2009 by regulatory authority to change its method of reporting certain commission receivables for net capital computation purposes, thereby disallowing such receivables net of their related payables. The effect resulted in a reduction of prior year reported net capital in an amount approximating $100,000.

The Company is under contractual obligation with its clearing broker to maintain net capital of $ 350,000 for both 2009 and 2008. Although below that minimum as of March 31, 2009, the Company's net capital increased to $414,000 as of April 30, 2009.

(8) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATIONS UNDER COMMODITY EXCHANGE ACT (CEAct)

To the Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

We have audited the accompanying financial statements of Purshe Kaplan Sterling Investments, Inc. as of and for the years ended March 31, 2009 and 2008, and have issued our report thereon dated April 29, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17 under CEAct. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slocum DeAngelus & Associates, P.C.
SLOCUM DeANGELUS & ASSOCIATES, P.C.

May 21, 2009
Albany, New York

EXHIBIT I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17

NET CAPITAL

	2009	2008
Total stockholder's equity	$ 491,034	$ 446,959
Add- Liabilities subordinated to claims of creditors	150,000	150,000
Total stockholder's equity	$ 641,034	$ 596,959
Deductions -		
Commissions aged or unallowable	134,209	117,860
Other receivables	51,261	11,366
Security deposits	16,882	16,882
Funds reserved for regulatory fees	2,864	796
Prepaid expenses	31,634	-0-
Fixed assets	105,326	104,673
Total deductions	342,176	251,577
Net capital before haircuts on money market accounts	298,858	345,382
Haircuts on money market accounts	10,890	8,949
Net capital	287,968	336,433
Net capital requirement (Based on aggregate indebtedness if greater than $250,000)	250,000	250,000
Excess net capital	$ 37,968	$ 86,433

AGGREGATE INDEBTEDNESS

	2009	2008
Accounts payable and accrued expenses	$ 1,605,633	$ 1,501,665
Income tax payable	8,069	15,608
Total aggregate indebtedness	$ 1,613,702	$ 1,517,273
Ratio of aggregate indebtedness to net capital	5.60 to 1.00	4.51 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2009 and 2008)

	2009	2008
Net capital, as reported in Company's Report	$ 287,968	$ 444,854
Difference – Unallowable commissions receivable (Note 7)	-0-	(108,421)
Net capital under Rule 15c 3-1, audited	$ 287,968	$ 336,433

SLOCUM DEANGELUS & ASSOCIATES PC
CERTIFIED PUBLIC ACCOUNTANTS

ALBANY OFFICE:
974 ALBANY SHAKER ROAD
LATHAM, NEW YORK 12110
518.783.6000 • FAX: 518.783.6900
800.357.1040 • www.slocumdeangelus.com
E-MAIL: accountants@slocumdeangelus.com

SCHENECTADY OFFICE:
1598 UNION STREET
SCHENECTADY, NEW YORK 12309
518.372.5451

MICHAEL J. SLOCUM, C.P.A.
GERALD A. DEANGELUS, C.P.A.
VICTORIA J. VETSCH, C.P.A.
MICHAEL J. RYAN, C.P.A.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Board of Directors
Purshe Kaplan Sterling Investments, Inc.
Albany, New York

In planning and performing our audits of the financial statements of Purshe Kaplan Sterling Investments, Inc. (the "Company") for the years ended March 31, 2009 and 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions required by Rule 15c3-3. Our study revealed that Purshe Kaplan Sterling Investments, Inc. was in compliance with the conditions of the exemption and that no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the CEAct and the regulations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CEAct.

The management of the Company is responsible for establishing and maintaining an internal control structure and establishing the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (SEC) and the Commodity Futures Trading Commission (CFTC) above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CEAct and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 and 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct for their regulation of registered futures commission merchants, and should not be used for any other purpose.

Slocum, DeAngelus & Associates, P.C

SLOCUM, DeANGELUS & ASSOCIATES, P.C.

May 21, 2009
Albany, New York